Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280

San Jose, CA 95119

July 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Amanda Ravitz, Assistant Director
Kevin J. Kuhar, Accounting Branch Chief
Caleb French, Staff Attorney
Tim Buchmiller, Senior Attorney

Re:	Summit Semiconductor, Inc.
Registration Statement on Form S-1
File No. 333- 224267
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Summit Semiconductor, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m. Eastern time, on July 25, 2018, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Robinson Brog Leinwand Greene Genovese & Gluck P.C. (“Robinson Brog”), confirming this request. The Registrant hereby authorizes each of David E. Danovitch, Zachary Blumenthal, and Michael DeDonato of Robinson Brog to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David E. Danovitch, of Robinson Brog, counsel to the Registrant, at (212) 603-6391, or in his absence, Zachary Blumenthal at (212) 603-0497 or Michael DeDonato at (212) 603-6394.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

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Sincerely,

Summit Semiconductor, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	Gary Williams, Summit Semiconductor, Inc.
David E. Danovitch, Robinson Brog Leinwand Greene Genovese & Gluck P.C.
Zachary Blumenthal, Robinson Brog Leinwand Greene Genovese & Gluck P.C.
Michael DeDonato, Robinson Brog Leinwand Greene Genovese & Gluck P.C.